SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

Commission File Number =

NOTIFICATION OF LATE FILING OF FORM 10-Q

For the Period Ended: June 30, 2002

Part 1. Registrant Information

AMERICAN INTERNATIONAL PETROLEUM CORPORATION
(Full name of registrant)

2950 North Loop West, Suite 1000, Houston, TX 77092
(Address of Principal executive office)

Part II. Rule 12b-25 (b) and (c)

     If the subject report could not be filed without unreasonable effort or expense, and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[x]	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x]	(b) The subject quarterly report on Form 10-Q will be filed on or before the 5th calendar day following the prescribed due date; and

[x]	(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III. Narrative

     State below in reasonable detail the reasons why Form 10-Q could not be filed within the prescribed time period:

     Developments subsequent to the end of the Registrant’s fiscal quarter ended June 30, 2002, have caused the Registrant to incur delays in the completion of its financial statements for such fiscal quarter and other disclosures required by Form 10-Q.

     It should be noted that the timeliness of the filing of the Registrant’s Form 10-Q was in no way affected by the certification requirements pursuant to the recently enacted Sarbanes-Oxley Act of  2002.

Part IV. Other Information (1) Name and telephone number of person to contact in regard to this notification:

Denis J. Fitzpatrick (Name)	(713) 802-0087 (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

|X| Yes | | No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal quarter will be reflected by the earnings statements to be included in the subject report or portion thereof?

|X| Yes | | No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     As reflected in the Registrant’s previous filings, the Florida Department of Environmental Protection is conducting ongoing inspection and testing of its facilities at St. Marks, Florida. The presence of dioxins in certain areas of the facility has brought into question if and when the Registrant may be able to utilize the facility for its business activities and, consequently, whether the registrant should impair a portion or all of the total costs it has recorded for St. Marks. A final determination of the extent of the impairment is pending completion of recent testing at the site and the Registrant’s receipt of the results from the DEP, which was not available in time for the Registrant to make a timely filing of its Form 10-Q. Until the Registrant receives this information, a reasonable estimate of the level of the impairment, if any, cannot be determined.

AMERICAN INTERNATIONAL PETROLEUM CORPORATION
(Name of registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 14, 2002	By: /s/ Denis J. Fitzpatrick Title: Chief Financial Officer

     Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION:

Intentional misstatements or omission of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Hein + Associates, LLP
5075 Westheimer
Suite 970
Houston, Texas 77056

August 14, 2002

Mr. Denis Fitzpatrick
American International Petroleum Corporation
2950 North Loop West, Suite 1000
Houston, Texas 77092

Dear Mr. Fitzpatrick:

You have furnished us with a copy of your “Notification of Late Filing” on Form 12b-25, dated August 14, 2002.

We are in agreement with the comments under Part III of the Form 12b-25 with respect to the reasons why you are unable to make a reasonable estimate of impairment necessary for the completion of the consolidated financial statements of American International Petroleum Corporation and its subsidiaries on or before the date the Form 10-Q of American International Petroleum Corporation for the quarter ended June 30, 2002 is required to be filed.

Your very truly, /s/ Hein + Associates, LLP Hein + Associates, LLP